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Tobias L. Knapp

D: +1 212-408-2440

tknapp@omm.com

Via EDGAR and E-MAIL

March 17, 2021

Daniel Duchovny, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taronis Fuels, Inc.
Definitive Additional Materials Filed on Schedule 14A
Filed on March 15, 2021
File No. 000-56101

Dear Mr. Duchovny:

On behalf of Taronis Fuels, Inc., a Delaware corporation (“Taronis” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 16, 2021 regarding Taronis’s definitive additional materials on Schedule 14A filed with the Commission on March 15, 2021 (the “Additional Materials”). For the Staff’s convenience, the Company has reproduced the Staff’s comments in italics followed by the Company’s response.

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Daniel Duchovny

March 17, 2021

General

1.	We note your statement that “Taronis shareholders should not be misled by the false information being disseminated by the Welo/Wetherald activist group. The activist’s diatribe of manufactured grievances is nothing more than an attempt to distract shareholders from the fact that they are trying to steal the company, to take control without paying shareholders for it.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

The Company acknowledges the Staff’s comment and advises the Staff of the following factual foundations for the referenced statement.

First, the statement that the activist group is attempting to take control of the Company without paying shareholders for such control is a reference to the activist group’s proposal to completely replace the Company’s Board of Directors with its nominees, which would, if successful, effect a change of control without payment of any change of control premium to the Company’s shareholders. The value that is conventionally realized by shareholders in strategic alternatives involving a change of control would thus be absent from a change of control resulting from the activist group’s proposal. The statement and similar statements to this effect are based on the absence of such a control premium.

Second, the references to “false” or “manufactured” information are based on the fact that statements contained in the activist group’s definitive additional materials filed with the Commission on March 12, 2021 (the “Activist Materials”) omit or are contrary to material facts that are detailed in the Company’s Consent Revocation Statement on Schedule 14A filed with the Commission on March 10, 2021 (the “Consent Revocation Statement”) and other recent filings with the Commission. For example, on page 1 of the Activist Materials, the activist group describes the Board of Directors of the Company as “an incumbent Board that completely failed in its response to credible allegations of accounting fraud by management”. The Company’s assertion that this statement is false is based on the facts that the Company’s Board of Directors formed a special committee to investigate the allegations, the special committee retained outside counsel and an independent registered public accounting firm to assist with the investigation, and the investigation remains ongoing. In view of these facts, the Board of Directors has not “failed in its response” to the allegations. Instead, it appropriately commenced, and is continuing, an independent investigation into the allegations with the assistance of qualified and independent outside advisors. Similarly, the statement in the Activist Materials that the Board of Directors “refuses to hold management accountable” is also a false statement based on the fact that the Board of Directors has shown both a willingness and a factually supported record of holding management accountable, including through this independent investigation. Another example of a false statement in the Activist Materials is the assertion that recently completed issuances of equity constituted the Board’s “attempt to hold onto their lucrative positions” (see page 3 of the Activist Materials), which is contrary to the facts disclosed in the Company’s recent Current Reports on Form 8-K that the Company completed its recent private placement for the purpose of raising needed capital to help fund its operations and working capital requirements (see the Company’s Current Reports on Form 8-K filed with the Commission on March 3, 2021 and March 4, 2021) and issued certain one-time grants to non-executive employees as an employee retention tool (see page 9 of the Consent Revocation Statement). No shares were issued or granted to any member of the executive team or the Board of Directors.

2.	With a view toward future revised disclosure, please tell us why you introduce uncertainty about whether the company, your directors and officers are participants in the solicitation by stating that they “may be deemed” participants.

The Company acknowledges the Staff’s comment and confirms that in future soliciting material filed under Rule 14a-6(b), it will use the phrase “will be” participants rather than “may be deemed” participants to remove doubt from its statement identifying the participants in the solicitation.

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Daniel Duchovny

March 17, 2021

Should you have any questions regarding any of the foregoing, please contact me via phone at (212) 408-2440 or via e-mail at tknapp@omm.com.

We thank the Staff for its time and consideration with respect to this matter.

Very truly yours,

/s/ Tobias L. Knapp
Tobias L. Knapp

cc:	David Plattner, Special Counsel
Office of Mergers & Acquisitions

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